Exhibit 99.1

1500 Robert-Bourassa Blvd,
Suite 700
Montreal QC, H3A 3S8
www.computershare.com

January 9, 2023

To: All Canadian Securities Regulatory Authorities

Subject: Bank of Montreal

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual Meeting
Record Date for Notice of Meeting :	February 17, 2023
Record Date for Voting (if applicable) :	February 17, 2023
Beneficial Ownership Determination Date :	February 17, 2023
Meeting Date :	April 18, 2023
Meeting Location (if available) :	Toronto, ON
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	063671101	CA0636711016
COMMON SHARES - RESTRICTED	063671671	CA0636716718

Sincerely,

Computershare
Agent for Bank of Montreal

1500 boul. Robert-Bourassa,
bureau 700
Montréal QC, H3A 3S8
www.computershare.com

Le 9 janvier 2023

Destinataires: Toutes les autorités canadiennes en valeurs mobilières

Objet: Banque de Montréal

Madame, Monsieur,

Veuillez prendre note des informations relatives à la prochaine assemblée des détenteurs de titres de l'émetteur précité:

Type d'assemblée :	Assemblée Annuelle
Date d'inscription pour recevoir l'avis :	17 février 2023
Date d'inscription pour voter (s'il en est) :	17 février 2023
Date de détermination de la propriété véritable :	17 février 2023
Date de l'assemblée :	18 avril 2023
Endroit de l'assemblée (si disponible):	Toronto, ON
Émetteur enverra les documents directement aux PVNO:	Non
Émetteur paiera les frais d'envoi aux PVO:	Oui

Procédures de notification et d'accès:
Applicables aux propriétaires véritables	Oui
Critères d'assemblage - propriétaires véritables:	Sans objet
Applicables aux porteurs inscrits	Oui
Critères d'assemblage - porteurs inscrits:	Sans objet

Détails sur les titres ayant droit de vote:

Description de l'émission	Numéro du CUSIP	ISIN
ACTIONS ORDINAIRES	063671101	CA0636711016
ACTIONS ORDINAIRES - RESTREINTES	063671671	CA0636716718

Sincèrement,

Computershare
Agent pour Banque de Montréal